SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sunterra Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

86787D208
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
222 N. Sepulveda Blvd.
El Segundo, CA 90245
(310) 662-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 86787D208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Activist Partners Master Fund, Ltd. - 98-0486684
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

990,000 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

990,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

990,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No. 86787D208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chap-Cap Partners II Master Fund, Ltd. - 98-0486687
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

660,000 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

660,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

660,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No. 86787D208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,650,000 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,650,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,650,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D

CUSIP No. 86787D208

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,650,000 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,650,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,650,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

INTRODUCTION

This Schedule 13D is being filed on behalf of Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with The Funds and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, $.01 par value per share, of Sunterra Corporation, a Maryland corporation (the “Issuer” or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock beneficially owned by the Reporting Persons and to which this Schedule 13D relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by The Funds to vote and to dispose of the securities held by The Funds, including the Common Stock.

ITEM 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive officers of the Company is 3865 West Cheyenne Avenue, North Las Vegas, Nevada 89032.

ITEM 2. Identity and Background

(a) This statement is being filed by Chap-Cap Partners II Master Fund, Ltd., and Chap-Cap Activist Partners Master Fund, Ltd., Cayman Islands exempted companies ("The Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

(b) The address of the principal business and principal office of The Funds, Chapman Capital and Mr. Chapman is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

(c) The Fund’s present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the Investment Manager of The Funds. Mr. Chapman's present principal occupation is serving as Managing Member of Chapman Capital.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Chapman is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by Chap-Cap Partners II Master Fund, Ltd., to purchase the 660,000 Common Shares reported hereunder was $4,791,347 (including brokerage commissions). All of such funds were derived from working capital.

The total amount of funds used by Chap-Cap Activist Partners Master Fund, Ltd. to purchase the 990,000 Common Shares reported hereunder was $7,187,020 (including brokerage commissions). All of such funds were derived from working capital.

ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Company beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.
The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them. The reasons for the Reporting Persons prospective disposal of all or a portion of the Common Stock now owned or hereinafter acquired by them may include, without limitation, the implementation of risk management procedures that involve the sale of Common Stock into appreciating market conditions. Parties which purchase Common Stock following the filing of this Schedule 13D may be purchasing all or a portion of the Common Stock now owned or hereinafter acquired by the Reporting Persons.

The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

On June 28, 2006, Mr. Chapman sent a critical letter to Mr. Gubby and the Board of Directors of the Company. The correspondence, dated June 28, 2006, is attached hereto as Exhibit B.

Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of such members may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. Interests in Securities of the Company
(a) Together, the Reporting Persons beneficially own a total of 1,650,000 shares of Common Stock constituting 8.4% of all of the outstanding shares of Common Stock.

(b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Chap-Cap Partners II Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/23/2006	Common Shares	516,000	$ 7.25
6/23/2006	Common Shares	144,000	$ 7.28

Chap-Cap Activist Partners Master Fund, Ltd.

Date	Security	Amount of Shares Bought/(Sold)	Approximate Price per Shares (inclusive of commissions)
6/23/2006	Common Shares	774,000	$ 7.25
6/23/2006	Common Shares	216,000	$ 7.28

The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated June 28, 2006, among Chap-Cap Partners II Master Fund, Ltd., Chap-Cap Activist Partners Master Fund, Ltd., Chapman Capital L.L.C., and Robert L. Chapman, Jr.
Exhibit B	Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. David Gubbay of the Company, dated June 28, 2006.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Sunterra Corporation. dated June 28, 2006, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: June 28, 2006	Chap-Cap Partners II Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	Chap-Cap Activist Partners Master Fund, Ltd. By: Chapman Capital L.L.C., as Investment Manager By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	CHAPMAN CAPITAL L.L.C. By: /s/ Robert L. Chapman, Jr. Name: Robert L. Chapman, Jr. Title: Managing Member
Dated: June 28, 2006	/s/ Robert L. Chapman, Jr. Robert L. Chapman, Jr.

[CHAPMAN CAPITAL L.L.C. LOGO]

Robert L. Chapman, Jr.
Managing Member

June 28, 2006

Mr. David Gubbay
Chairman
Sunterra Corporation
c/o Falconhead Capital LLC
450 Park Avenue, 3rd Floor
New York, NY 10022

Mr. David Gubbay (52; 07/2002)	Nicholas J. Benson (44; 07/2002)	Mr. James Weissenborn (49; 2004)
Chairman	Director, Sunterra (~ 0.4% owner1)	Director, Sunterra (~ 0% owner[2] )
Sunterra Corp (~ 0.1% owner3)	3865 West Cheyenne Avenue	M. Partner, Mackinac Partners, LLC
G. Partner, Falconhead Capital LLC	North Las Vegas, NV 89032	38710 Woodward Ave, Suite 240
450 Park Avenue, 3rd Floor	Fmr. CEO & President, Sunterra Corp	Bloomfield Hills, MI 48304
New York, NY 10022	Fmr. CEO, Sunterra Europe	Fmr. VP, Sunterra Fin. Services
Fmr. EVP, Conseco, Inc.	Fmr. Solicitor, Rowe & Maw LLP	Fmr. CFO, Ilitch Holdings Inc.
Office: (212) 634-3385	Office 1: (702) 682-9331	Fmr. President, CFO, NMC
Facsimile: (212) 634-3305	Office 2: (702) 304-7140	Office: (248) 258-6900 Ext. 224
davegubbay@falconheadcapital.com	Facsimile: (702) 304-7099	Facsimile: (248) 258-6913
	nbenson@sunterra.com	jaw@mackinacpartners.com

Mr. Olof S. Nelson (59; 05/2004)	Mr. James H. Dickerson, Jr. (59; 2004)	Mr. Charles F. Willes (51; 2002)
Director, Sunterra (~ 0% owner4)	Director, Sunterra (~ 0% owner5)	Director, Sunterra (~ 0% owner6)
M. Partner, Deermeadow Capital	EVP/CFO, Treasurer, Healthnow NY	32 Inverway
100 Northfield Street	4983 Brittonfield Parkway, Suite 203	Inverness, IL 60067
Greenwich, CT 06830	East Syracuse, NY 13057	M. Director, Inverness Partners
Fmr. Senior Advisor, Breeden & Co	Fmr. Pres./COO, Caremark RX, Inc.	Fmr. EVP/CFO, ISCO Intl.
Fmr. Managing Director, Citigroup	Fmr. SVP/CFO, Aetna U.S. Hlth. Care	Fmr. Pres./CEO, Hallcrest Hldgs.
Fmr. Founding President, BTCC	Office: (716) 887-8787	Office: (702) 804-8600
Fmr. Ch./CEO/Pres., Cons. Hydro	Facsimile: (716) 887-8548	(E-mail address sought)
Office: (203) 722-7699	dickerson.james@healthnow.org
onelson@deermeadowcapital.com
__________________
1
Nicholas J. Benson ownership stake: 85,541 shares per Sunterra 2006 Proxy Statement. Total outstanding share count of 19,719,896 as of January 31, 2006; due to fact that a form NT-NQ was the next quarterly filing, there is no updated share account available.

2	James A. Weissenborn ownership stake: approximately 8,821 shares per Sunterra 2006 Proxy Statement.
3	David Gubbay ownership stake: 12,321 shares per Sunterra 2006 Proxy Statement.
4	Olof S. Nelson ownership stake: 7,321 shares per Sunterra 2006 Proxy Statement.
5	James H. Dickerson, Jr. ownership stake: 7,321 shares per Sunterra 2006 Proxy Statement.
6	Charles F. Willis ownership stake: 7,321 shares per Sunterra 2006 Proxy Statement.

Pacific Corporate Towers, 13th Floor	222 N. Sepulveda Blvd.	El Segunddo, CA 90245	(310) 662-1900

Via U.S. Postal Service & United Parcel Service

Dear Mr. Gobbay (and the Sunterra Board of Directors):

Chap-Cap Partners II and Chap-Cap Activist Partners (the “Chap-Cap Funds”), advised by Chapman Capital L.L.C., own over 1.6 million common shares, or 8.4%, of Sunterra Corporation (“Sunterra”, the “Company”). To put this ownership level into perspective, our hedge funds’ financial interest in Sunterra’s common equity now exceeds Sunterra’s Board of Directors’ ownership by a factor of 13-to-17. Despite our disproportionate ownership stake in the Company, you would be well advised not to mistake it for a vote of confidence in you (as Sunterra’s “warden”) or the balance of the Board. To the contrary, from the perspective of the likely owner of the largest block of Sunterra’s equity, Chapman Capital believes that Sunterra’s Board of Directors has treated their fiduciary duty of due care worse than they would a timeshare in a construction site Porta Potti.

Sunterra Europe is a malignant cancer ulcerating at Sunterra’s healthy North American business; accordingly, Chapman Capital demands that, at a minimum, this division be sold to the highest bidder. While some players in the European timeshare industry have cleaned up their act since faced with tighter regulation8, higher second home penetration rates combined with increased complexity9 for timeshares sales leave Sunterra Europe’s turnaround plans unrealized. Fortunately, unsubstantiated rumors have circulated that former Sunterra Europe Managing Director10 Richard Harrington,11 who once supervised Mr. Nicholas Benson, has indicated an interest in paying at least $80 million12 in partnership with Club La Costa, 13 for Sunterra Europe and its $80-85 million in calendar 2005 sales.14 Since his departure from Sunterra, Mr. Harrington15 and his business partner Ian Ganney16 have been busy spending the money17 they took out of their 1997 sale of LSI Group Holdings plc to Sunterra.18 Given Sunterra Europe’s negative 3% EBITDA margins (driven by an estimated 75% marketing expense ratio19 and a G&A percentage20 nearly twice as high as various stand alone time share companies21), a sale with a minimum price tag of $80 million (~ $4/share) should project dramatically Sunterra’s equity valuation (currently ~ $8/share), particularly given the enterprise value dilution that attends this resource-draining subsidiary.
__________________
7	Sunterra Board of Directors owned 128,646 shares per Sunterra 2006 Proxy Statement.
8
The UK’s Timeshare Act gives consumer the right to cancel a contract within 14 days of signing an agreement in Britain; UK Timeshare Consumers’ Association (http://www.timeshare.org.uk) Chairman Sandy Gray reportedly takes up to 50 calls/day from worried timeshare owners.

9	“Point swapping,” through exchange networks such as RCI and Interval International, often involves complex options.
10	Mr. Harrington was named Sunterra CEO in January 2000, following the departure of CEO Steven Miller.
11
Mr. Harrington served as co-Chief Executive Officer with Mr. T. Lincoln Morison from January 2000, until Mr. Harrington’s return to Europe later that year. Mr. Morison resigned his position as CEO in October 2000 and assumed the position of Vice Chairman of the Board of Directors, serving thereon below T. Taylor Crandall, a money manager for the Bass family of Texas, who was named Interim Chairman in February 2000.

12
Sunterra’s Form 8-K dated June 1, 2006, itself acknowledged that Sunterra had “recently received a preliminary indication of interest to acquire Sunterra Europe” but that it was Sunterra’s “initial view that this offer [did] not reflect the true value of the business …”.

13
Club La Costa (http://www.clublacosta.com), run by Mr. Roy Peires, is a Málaga, Spain-based “holiday club” and outright owner of 21 timeshare resorts; it is linked to US-based Resorts Condominiums Intl. (http://www.rci.com), the Cendant Corporation (NYSE: CD) subsidiary and biggest timeshare exchange network in the world with over 3,700 resort locations in 101 countries; Club La Costa reportedly generates £100 million revenue/year with 20% EBITDA margins.

14
Due to Sunterra Europe’s reorganization announced May 3, 2006, 2007 annual sales of Sunterra Europe are expected to be in the $50-60 million range after losing an estimated 50% of the $60 million of European vacation interest sales.

15
Mr. Harrington, 48, founded an estate agency business in 1980, joined LSI Group Holdings in 1991, and since leaving Sunterra has overseen Harvington Property’s projects including building 750 houses, and the Harvington Business Park in south Wales in a JV with National Power.

16	Mr. Ganney, 54, began his career in law and founded LSI in 1984, marketing timeshares in Spain and Portugal.
17
Mr. Harrington, via acquisition vehicle Citrus Hotels, purchased One Devonshire Gardens in 2002 for a reported £8 million, including the Edinburgh Residence and the 40-bedroom, celebrity-frequented Devonshire Hotel, from Residence International, a timeshare company that reportedly collapsed under £22 of debt in December 2001.

18
Mr. Harrington, as CEO, sold UK-based LSI Group Holdings plc (the leading developer, owner and operator of European multi-site vacation ownership resorts with a points-based system utilizing 11 resorts in England, Spain and Austria) to Sunterra (then known as Signature Resorts) for an estimated $50.6 million in stock and $1 million in cash in September 1997. LSI recorded revenues of approximately $27 million for the year ended December 31, 1996 and was debt free as of March 31, 1997. Andrew Gessow, Sunterra’s co-founder and president, spearheaded this acquisition.

19	Closure rates in the low single digit percentages cause marketing costs per closed timeshare sale to be extraordinarily high.
20
In Sunterra Europe’s quarter ending December 31, 2005, G&A totaled US$3.8 million on US$14 million of vacation interest sales and US$22 million of total sales; the balance of revenues was US$7.3 in management service revenue.

21	Analysts estimate normalized, steady state time share industry EBITDA margins of 10-25% after vacation interest revenue dissipation of 20-25% to CGS, 45-50% to marketing, and 10-15% to G&A.

Chapman Capital further demands that Sunterra, in parallel with the auction of Sunterra Europe, explore the full scale auction of the Company in its entirety, which we estimate to be worth in excess of $14.00 per share in a private market transaction involving a strategic or financial buyer. Various market sources have conveyed burgeoning interest from both strategic and private equity bidders interested in acquiring Sunterra Corporation in its entirety. It is our understanding that such potential bidders22 believe that, among other value enhancing exercises, they may be able to eliminate duplicative public company and other SG&A expenses that serve as putrid bile currently metabolizing nearly two thirds of an estimated $150 million in Sunterra annual pre-G&A operating income.  ILX Resorts Incorporated (AMEX: ILX) and Silverleaf Resorts, Inc. (AMEX: SVF, the stock of which has risen 170% in the past year by focusing on local sales centers rather than long-shot free trips to Hawaii) run at pre FAS 152 G&A/Revenue rates of 9-14% despite Sunterra’s massively larger revenues and high end customer base. Full infrastructure in Europe and the United States (where the Las Vegas headquarters location is of questionable judgment) has led to significant and avoidable redundancies, despite Mr. Benson’s biased claims to the contrary.

Sunterra’s post bankruptcy operational and financial turnaround remains praiseworthy, despite the destruction of shareholder value at the hands of Mr. Benson’s intransigent loyalty to the faltering European division. After filing for Chapter 11 bankruptcy on May 31, 2000, listing $828 million in debts that were overwhelmed into default, Sunterra emerged from bankruptcy on July 29, 2002 with a new $300 million financing package from Merrill Lynch. Then-CEO Nick Benson beamed upon being freed from the shackles of the Bankruptcy Court, “We are now poised to re-establish the company as the global leader in the vacation ownership industry.” To his credit, Sunterra accomplished a near doubling of vacation interest annual sales since filing for bankruptcy, with the number of families owning vacation interests having grown from 260,000 to over 300,000 over the same period.23 Ignoring the plight of Sunterra Europe for the moment, the Company’s industry leading inventory purchase program has led to CGS of approximately 20% (vs. the greater than 45% level in the year of bankruptcy filing), driving higher profits to Sunterra’s bottom line. However, before Mr. Benson takes excessive credit for this Phoenix-like rebirth of Sunterra, it should be noted that Gregory F. Rayburn, a 20-year turnaround veteran and principal of the corporate restructuring advisor Jay Alix & Associates,24 was appointed Sunterra CEO and President on October 11, 2000, and is considered most responsible for restructuring Sunterra into its healthy post-bankruptcy form.

Mr. Benson’s compensation as CEO of Sunterra and former head of flailing Sunterra Europe Group Holdings seems to have no material relationship to this meretricious stewardship of Sunterra’s scare resources. The Company’s owners would be most interested to hear your explanation for why on October 13, 2005, Mr. Benson’s egregiously lavish employment agreement was extended through November 19, 2006. Not only is the up to $1.5 million annual compensation25 an indefensible amount given Sunterra’s $160 million market capitalization, but to include a clause in the letter agreement that obligates Sunterra to elect Mr. Benson to the Board as long as he serves as President and CEO added governance insult to financial injury. Now that Mr. Benson is on “paid administrative leave from all officer positions,” and thus not “serving” in any executive capacity, Chapman Capital demands that Mr. Benson be removed from the Board and placed on unpaid leave immediately. Chapman Capital estimates that $20 million of Sunterra’s $90 million in G&A could be discharged without materially impacting associated revenues, starting with cutting Mr. Benson’s $750,000 annual base salary (re-signed in late 2005), and $520,000-$750,000 cash bonus, itself formulaically tied to various statistics that may include but certainly do not emphasis Sunterra’s share price. As if Mr. Benson’s cash compensation was not enough to compensate him for failing to cure Sunterra Europe, in FY2005, the Board ornamented Mr. Benson’s wallet with $997,500 in restricted stock awards.26 Moreover, we suspect that Sunterra has been able to utilize the relatively flexible GAAP cost accounting to bury some of “Benson and Co.’s” lifestyles of the rich and infamous in Sunterra’s “advertising, sales and marketing” expense line, which itself remains well above industry averages.
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22
Blackstone Real Estate Advisors (BREA; http://www.blackstone.com/real_estate/index.html), Colony Capital (http://www.colonyrealtypartners.com), and Apollo Real Estate Advisors (http://www.apollorealestate.com), among other private equity leaders, have been extremely active in acquiring real estate assets and related public equity.

23
Sunterra arguably expanded far too rapidly from the time of its 1996 IPO to its 2000 bankruptcy, growing from nine to 89 resorts and from 25,000 to more than 300,000 owners and members during that four year period. In 1998, Sunterra changed its name from Signature Resorts, Inc.

24	Mr. Rayburn was formerly a partner with Arthur Anderson, where he helped to create and develop its corporate recovery services practice.
25
Mr. Benson’s employment agreement provides for $750,000 annual salary plus up to $780,000 in annual cash bonus based on the “attainment of quantitative performance goals agreed upon annually by [Sunterra’s] compensation committee and Mr. Benson.

26	Source: Sunterra 2006 Proxy Statement.

Sunterra’s executive management, which under Maryland corporate law reports to the Company’s Board, appears to have followed the Board’s example by owning less than 0.5%27 of the Company’s shares. This pathetic misalignment with Sunterra’s owners could be rectified with open market purchases, but recently demoted Mr. Benson has failed to utilize any material portion of his $1.3 million in total 2005 compensation to do so. However, I suppose Mr. Benson feels no need to spend his own money to buy Sunterra shares when the Board is willing to grant him the upside on 512,812 shares, or 2.6% of the Company, at no cost to Mr. Benson whatsoever. 28 Chapman Capital wonders if it ever crossed the Board’s collectively simple minds that by having a relatively small amount of outright stock ownership but an enormous allocation of free stock options, Mr. Benson might be induced into the reckless mentality of a gambler playing with the “house’s money” as he gallivanted back and forth to Sunterra’s money losing roulette wheel in Europe. We also wonder if the Board has considered whether the fact that Mr. Benson calls London “home” might make him less inclined to sell Sunterra Europe, and thus kill any rationale for his further involvement as the overpaid CEO of a consequently smaller Sunterra Corporation as a whole.

The Compensation Committee of Sunterra, comprised of you and co-directors Nelson and Willes, surely understands its fiduciary responsibility to a) tie pay to performance, and b) ensure that management is rewarded primarily when the shareholders receive the rewards of capital gains and not irrespective of the absence thereof. Yet, the only thing worse than a Compensation Committee paying now-terminated29 Sunterra Europe Managing Director30 David Harris $647,29231 in FY2005 for his abject failure across the pond was his being paid over $350,00032 to leave. I refuse to believe that Mr. Steven E. West (Fmr. EVP and CFO; 57,355-share/$484,650 ownership vs. $1,184,500 total 2005 compensation), James A. Weissenborn (Interim President and CEO, see Page 6 for compensation figures), Frederick C. Bauman (Vice President, General Counsel and Secretary; 13,075-share/$110,484 ownership vs. $520,993 total 2005 compensation), or Andrew Gennuso (Senior Vice President; 14,009-share/$118,376 ownership vs. $853,125 total 2005 compensation) are in the least bit inept or indolent in performing their duties to the Company’s owners given the disconcerting small ratio of their ownership stake in the Company to their annual compensation.33 I am sure they all have excellent explanations besides the fact that they receive free handouts of restricted stock and free stock option authorized by the Compensation Committee. While Sunterra’s owners may want to inform resigning CFO Steve West not to let the front door slap him on his posterior on the way out, attracting and retaining quality executive talent does not appear to be your strong point. Sunterra director Olof Nelson’s former role as a “Senior Advisor” to Richard C. Breeden & Co., “which provides Financial Advisory, Corporate Governance and Regulatory Consulting Services,” leaves him with no excuse for allowing corporate governance to run awry since Mr. Nelson’s board appointment over two years ago. Working closely with Mr. Breeden, himself formerly the head of the United States Securities and Exchange Commission, should have prepared Mr. Nelson adequately to deal with potential conflicts of interest such as one presented by a London-domiciled CEO of a Las Vegas, NV company intransigently fighting that company’s owners’ quest to sell its London-based European division.
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27	Source: Sunterra 2006 Proxy Statement (as of December 31, 2005), which disclosed a total of 93,260 shares owned by Sunterra executive officers
28
In 2003, Sunterra granted Mr. Benson options to purchase 512,812 shares of our common stock under its 2002 Stock Option Plan, as contemplated by his employment agreement, at an exercise price of $15.25 per share. These options were immediately exercisable with respect to 192,305 shares on the date of grant and the remaining options vest pro rata over the 30 months beginning June 30, 2003 so that all of them are presently vested.

29
Source: Sunterra Form 8-K dated April 27, 2006; on May 2, 2006, Sunterra Europe and Mr. Harris entered into a “compromise agreement” dated as of April 27, 2006 pursuant to which Mr. Harris’ employment agreement dated February 23, 2004 between Sunterra Europe and David R. Harris was terminated effective April 30, 2006.

30	Mr. Harris served as Managing Director of Sunterra Europe Group Holdings plc from February 2004 until April 30, 2006.
31
Source: Sunterra 2006 Proxy Statement; Mr. Harris received FY2005 annual compensation consisting of the following: salary of $383,914, bonus of $37,004, restricted stock award of $199,500 and all other compensation of $26,874.

32
Mr. Harris’ “compromise agreement” stipulated that Sunterra Europe will pay Mr. Harris a lump sum of £180,000, less deductions for income tax and national insurance contributions, and the further sum of £30,000, less deductions for income tax and national insurance contributions, on the earlier of the first anniversary of the compromise agreement and a change of control of either Sunterra Europe or Sunterra Europe Limited.

33	Sunterra shares owned by executives valued at $8.45/share.

As Chairman of the Board of Directors of Sunterra, you cannot escape blame for weak oversight of a partially-expelled executive management team that dwelled far too long in the abyss of confident incompetence.  It may have seemed like an expeditious exercise in denunciation to “direct that” Mr. Benson take paid administrative leave34 (God forbid he be forced to survive on his mere $1.3 million in 2005 compensation). On January 17, 2006, apparently to deflect yet again the Company’s top shareholder’s repeated requests for Board representation, you defended the existing Board’s competence, stating, “Sunterra's incumbent Board members have extensive business and industry experience, including detailed knowledge of the Company and the vacation ownership industry. They share a strong commitment to optimizing Sunterra's performance strategically, operationally and financially, and thereby building value for all our shareholders. We believe that the addition of a board member with extensive and complementary marketing and hospitality industry experience will benefit both the Company and its shareholders.” However, for many months, Sunterra’s Board has acted out a series of sham indulgences of Sunterra’s former top owner group, which had communicated publicly to the Board its reasonable critique of Mr. Benson’s Oscar award winning Pollyanna performance every time the curtain rose on Sunterra Europe. Sunterra’s Board, along with its connected-at-the-hip management team, may have become insensitive to the sheer agony being felt by these owners due to the Board’s near failure to qualify as owners themselves.

Chapman Capital believes that your professional background at Conseco and elsewhere renders you poorly qualified to chair Sunterra’s Board of Directors. Your employment as Conseco’s EVP for Strategic Business Development and member of CEO Gary “Dough Boy”35 Wendt’s senior staff terminated abruptly in March 2002 after only one year’s service, during which brief period Conseco’s stock plummeted from approximately $14/share to $4/share en route to becoming worthless via Conseco’s bankruptcy filed several months later. With Conseco having spiraled toward Chapter 11 during your executive tenure, combined with your lax oversight of Mr. Benson and his European fiasco, I am hard pressed to understand how you could expect Sunterra’s owners to sleep well at night with you at the helm of their company. What may be more alarming is the apparent decay in your professional standards over the last fifteen years, deduced from your commentary that we have obtained from April 2001.36 It is unfortunate that you and the Board seem to lack the energy and focus that the young, 38-year-old David Gubbay possessed, as seen when you described why you still lived in an apartment: “I'm single and spend a lot of time at work."37 More relevant to Sunterra’s current plight, you were quoted as stating, “There were high-flying companies in the 80s, but in the 90s, people want stability, predictability, a quality company with established relationships that you know is going to be there when you have a claim.” At the risk of insulting you by stating the obvious, in the 2000s, people want stability, predictability and a quality company” as well, and in this endeavor, as Chairman of Sunterra’s Board of Directors, you have failed miserably to deliver.
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34
Mr. Benson was directed to “take paid administrative leave, to which he agreed, pending the results of the previously disclosed investigation by the Audit and Compliance Committee of the Board into various allegations …” on June 22, 2006.

35	Credit for Mr. Wendt’s “Dough Boy” nickname belongs to Mr. Daniel S. Loeb, who reportedly profited handsomely from Conseco’s revaluation during bankruptcy proceedings.
36	Source: Mississippi Business Journal, dated April 29, 1991.
37	In the same article, Mr. Gubbay established his status as a “player” when he told the reporter that “calls from interested females would be welcome.”

Though Mr. James Weissenborn was just appointed Interim CEO and President, as a director of the Company for over two years38 he is culpable in part for the Board’s willingness to let Mr. Benson’s baby bleed Sunterra into a single digit stock price. Our preliminary investigation of Mr. Weissenborn’s professional background leaves us dubious as to his ability to execute any turnaround plan, no matter how facile the task. In our view, decamping CFO Steven West also had little confidence in Mr. Weissenborn’s ability to maximize shareholder value, as Mr. West recently forgave the unvested portion of his 190,000 stock options (struck at $15.25/share) and forfeited 30,000 restricted, unvested shares (worth nearly $300,000 at the time of his June 21, 2006 resignation notification). Formerly the treasurer and vice president of business development for Pulte Homes, Inc. (NYSE: PHM), president of Pulte Financial Companies Inc. and a CPA with Arthur Andersen, Mr. Weissenborn should have possessed sufficient experience in tax matters to handle the Spanish Inquisition in a more deft fashion. Moreover, Chapman Capital is troubled by Mr. Weissenborn’s resume, including his abrupt departure as CFO of from Ilitch Ventures, Inc.39 in September 1999 only six months after assuming that position. After an apparent hiatus from employment, some five months later it was announced that Mr. Weissenborn was forming Mackinac Partners as an incubator for Michigan-based startups with Mr. Paul Tobias, who had just reached a settlement with Comerica over the latter’s “ouster”40 as CEO of Munder Capital. To compensate (in part)41 a man with this “pedigree” and lack of timeshare management experience, you and the rest of the Board determined it fair to spend Sunterra’s owners’ money to the tune of $900,000 annually,42 plus up to 100,000 shares of restricted stock (valued today at over $800,000), plus “reasonable out-of-pocket expenses,”43 more than the salary of Bluegreen Corporation’s CEO ($500,000 salary on a $350 million market capitalization). This latest deal (disclosed just yesterday) follows a June 5, 2006 agreement by Sunterra to pay Mackinac $85,000/month (subject to upward/downward adjustments based on the actual hours of work performed), plus out-of-pocket reimbursement to provide advisory and management services to Sunterra Europe (arguably a job that Mr. Benson was being paid handsomely to oversee, at a minimum). Mackinac Partners also was retained to perform consulting services to the Company during its bankruptcy and post-emergence period, taking in nearly $2 million for related efforts. Essentially, Mr. Weissenborn and his partners at Mackinac have been, and will continue to be paid, a king’s ransom while Sunterra’s owners remained confined in a single digit dungeon.

Unless you or Audit Committee members Messrs. Dickerson (Chairman), Nelson or Willes have illicit or negligent acts you desire to keep ensconced from replacement auditors, Sunterra must replace Grant Thornton LLP as its financial auditors immediately. As recently as February 22, 2006, when you assembled Sunterra’s owners for the annual meeting of stockholders in Orlando, Florida, you recommended “the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm.” Yet, only one month later on March 21, 2006, Sunterra, “upon recommendation and authorization from the Audit and Compliance Committee of Sunterra’s Board of Directors, dismissed44 Grant Thornton LLP45 (“Grant Thornton”) as the Registrant’s independent registered public accounting firm.”46 Sunterra’s Board’s disrespect of the Company’s owners was evident even in this crucial filing, as the Company waited a full week until March 27, 2006, to inform its owners of this material event. At that time over three months ago, Sunterra stated that it “ha[d] begun the process of evaluating several firms to replace Grant Thornton,” adding that “[o]nce this evaluation process yields a decision, another Form 8-K will be issued.” Yet, as you and your accomplices on the Board appear to be taking your time resolving this issue, Sunterra’s owners have lost nearly half the market value of their investment.47 Sunterra’s owners should not and shall not tolerate the Board’s failure to retain rumored Grant Thornton replacement Deloitte & Touche, a task that should be facilitated by newly promoted Sunterra CFO Robert Krawczyk, who was employed there from 1995 to August 2004 and most recently as a Senior Manager specializing in the timeshare industry. With members such as the former CFO of Caremark Rx, Inc. and Aetna U.S. Healthcare (Mr. Dickerson), former treasurer of Pulte Homes, Inc., CFO of the holding company for Little Caesars, and CPA with Arthur Andersen (Mr. Weissenborn), and former CFO of ISCO International Inc. (audited by Grant Thornton; AMEX: ISO; Mr. Willes), Sunterra’s Board should have no problem utilizing its accounting network to replace Grant Thornton. The final resolution of the “Spanish Inquisition” has been estimated at four-six weeks from now, an excessive amount of time in our view given that by your own admission48 Sunterra was made aware of the former Spanish employee’s withholding tax allegations on December 9, 2005, nearly seven months ago.
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38
Mr. Weissenborn was named to the Sunterra Board of Directors in April 2004, when he and Messrs. Dickerson and Nelson replaced retiring directors Messrs. Joseph Jacobs, Bradford T. Whitmore, and Frederick Simon.

39	Ilitch Ventures, Inc. is the holding company for Michael and Marian Ilitch that oversees Little Caesars Enterprises Inc. and their other companies.
40	Source: Detroit Free Press. See further http://www.mackinacpartners.com
41	Sunterra engaged Mackinac Partners as of June 5, 2006.
42
Source: Sunterra Form 8-K filed June 27, 2006; Payment is made in $75,000/month installments, subject to a $200,000 minimum and $900,000 “make-whole lump sum cash amount” of $900,000 based on the initial six-month initial engagement period.

43	Ibid., out-of-pocket expenses include commuting, temporary housing and legal fees.
44
According to sources, Sunterra has claimed that Grant Thornton’s March 21, 2006, dismissal originally was unrelated to the Spanish Inquisition, but instead derived from the Company’s determination that an auditor more familiar with timeshare accounting would be preferable to Grant Thornton’s Los Angeles office.

45
Chapman Capital supports the March 21, 2006, dismissal of Grant Thornton given the Company’s testimony (via Form 8-K/A filed April 10, 2006) that Grant Thornton was a) “informed … of the receipt of such email and the nature of the allegations” [emphasis added]), and b) advised “orally and in writing” that Sunterra’s management “had submitted the allegations made by the former employee to its internal auditors and in-house legal counsel for investigation and follow-up” on or about December 12, 2005, but Grant Thornton has failed to take responsibility for its not having “previously been provided with this email [emphasis added], or the specific allegations being made by the previous employee during either [its] audit of Sunterra Corporation’s financial statements for the year ended September 30, 2005 or when [it] performed interim review procedures on the Company’s financial statements for the quarter ended December 21,2005.” Obviously, it was incumbent upon Grant Thornton at a minimum to request a copy of “the email,” a claim that it apparently has not made at any time.

46	Source: Sunterra Form 8-K dated March 28, 2006.
47	Sunterra’s common shares closed at $14.34 on March 27, 2006 vs. their market value of approximately $8.00 at of the date of this letter.
48	Source: Sunterra Form 8-K/A dated April 10, 2006.

The velvet-gloved disrespect shown to major Sunterra owners and prominent real estate tycoons possessing such surnames Zell and Pritzker shall not be tolerated by Chapman Capital. Guided by tenacious John D. Ziegelman’s CD Capital Management, LLC, this investment group has beseeched you for six months to make the obvious strategic move of amputating hemorrhaging Sunterra Europe and install on the Board a highly qualified owner representative to ensure the surgery is successful. Instead of displaying the proper reverence for these esteemed Sunterra owners, you engaged in Corporate America’s old-school game of “Dodge and Defer.” However, our Schedule 13D filing is not being made today by a coalition of the willing tainted by a timorous member who may lose his nerve, cowardly fleeing this new world of shareholder activism. To the contrary, Chapman Capital will not allow you to pretermit its demands for a sale of the Company. Our firm intends to initiate a full scale investigation of you and the balance of the Board, utilizing an in-house private investigator (and former Marine has returned from battle in the Balkans) who will be directed to shadow your past, present and prospective activities as they potentially affect our ownership interest in the Company. We may seek to obtain intimate knowledge of all aspects of your life that may indicate an adverse effect or risk to our investment. In essence, you should live and breathe under the cloud that your past failures to regulate Mr. Benson have subjugated the Board and executive management into a state of perpetual audit.

Any takeover defense by Sunterra’s management counterclaiming that Chapman Capital is “attacking” or otherwise adverse to the best interests of the Company (as compared to its management’s careers) is patently preposterous. On behalf of our own partners and shareholders, Chapman Capital has expended nearly $12 million to purchase over 8% of the Company, ample incentive to protect rather than punish the investment. Yet, despite a virtually unblemished activist track record and near doubling (on average) of our targets’ stock prices following fifteen previous campaigns of “Owner Liberation,” I have been confronted repeatedly with three identical management/director defenses. Accordingly, in order to head off certain tutelary tactics on your part, I hereby articulate Chapman Capital’s rebuttals to the baseless accusations I anticipate:

Baseless Accusation #1: Chapman Capital has made personal attacks against the Company and its management;

Cogent Rebuttal #1: The fustigation contained herein targets exclusively Sunterra management and directors’ professional actions or inactions (i.e., failure to sell the European division). We are entirely complimentary of the Company’s products, services and non executive employees, while we neither know nor care little about the personal lives, habits or attributes of Sunterra’s management or Board to the extent such deportment does not affect our investment in the Company. Once again, criticism of a person’s behavior in his capacity as a professional fiduciary does not constitute a personal attack.

Baseless Accusation #2: Chapman Capital is acting in concert with other Sunterra owners;

Cogent Rebuttal #2: No member of Chapman Capital has engaged in any prohibited discussion or alternate form of communication regarding Sunterra with any other owner of Sunterra. Moreover, should Sunterra General Counsel Frederick Bauman take a few minutes to review Securities Exchange Act of 1934, Section 13(d)(3) and related Rule 13d-3, he will realize that legal constitution of a “group” requires the exceptionally high hurdle that “two or more persons act as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of an issuer,” with the list of beneficial owners belonging to such group only including “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting or investment power” in the Issuer. Lastly, as I am sure Sunterra’s lawyers will inform you, since 1992,49 two shareholders of any size, amounting to any combined percentage of Sunterra, can debate or otherwise discuss amongst themselves the Company’s merits and pitfalls, intentions or expectations regarding matters of his/her own portfolio management, research, trading, or corporate governance involving the Company. Thus, at the risk of being officious, please take this word of advice: when the angry masses inevitably come huffing and puffing on the door of 3865 West Cheyenne Avenue, crying wolf pack will only enrich the Company’s attorneys and delay the unavoidable destiny a public company whose majority ownership wants it sold to the highest bidder.

Baseless Accusation #3: Chapman Capital seeks short term, “quick-buck” profits at the expense of long term shareholders;

Cogent Rebuttal #3: Sunterra’s long term shareholders seem to have paid dearly for believing in your long term plans for the Company. One by one, whether it be 6% shareholder Heartland Advisors or one of a handful of others that punted their ownership stake in just the past week (to Chapman Capital and others), your owners seem to have imbibed Nick’s Long-Term Value Cool Aid and now have “fool poisoning.” Clearly, after expending scarce corporate resources on the Boston Consulting Group review and an extended period of failed growth strategies for Europe, Sunterra’s distressed stock price speaks for itself. Moreover, we look forward to transitioning our ownership into what the U.S. government defines as “long-term” status on Day 366 of our holding period. Nothing would please our firm more than selling our entire position above $14/share, as legally “long-term shareholders,” at the conclusion of a successful auction in 2007.

If our ownership stake in Sunterra leaves you tossing and turning through sleepless nights, we recommend that you pick up a copy of insomnia-killer The Modern Corporation and Private Property by Adolph Berle and Gardiner Means. Printed 21 years before you were born, this corporate governance suspense thriller spells out Berle and Means’ view of how modern capitalism is characterized by pervasive oligopoly and the separation of management from ownership. For a decade now, I have lamented publicly via Schedule 13D filings how fragmented equity ownership converts capital-risking “Owners” into un-concentrated, faceless, DTC-coded “shareholders.” In this conflicted world of “Agency Capitalism,” a board and its hired hands (together, the “Agents”) conveniently lose sight of the most important fact of their corporate lives: the Agents work for the Owners, and should such Agents differ in opinion from the majority of Owners regarding strategic and operational direction, it is incumbent upon those Agents to convert dissident Owners to management’s disparate views rather than simply state, “We possess more complete information and/or better judgment than the Owners who hired us.” Importantly, for the Agents’ intransigent approach to have any legitimacy, this “complete information” must be material in its relevance to a rational investor in his making a decision to buy or sell the company’s shares. If such “information” is in fact “material” by the SEC’s definition thereof, then under Regulation FD the Company has a responsibility to make “fair disclosure” of any such information promptly via an 8-K filing (possibly accompanied by a press release), thus feeding the process of informing Owners of any material developments that the Agents feel is creating deficient Owner comprehension. In essence, Agents must make their alternate case public and subsequently convince the Owners that their own views are either out-of-date or simply irrational. We are watching this play out now in the battle for Board control of H.J. Heinz Company, as both incumbent and agitator have campaigned their cost cutting platforms to the entire Ownership base. Yet, if Agents truly were beholden to public company Owners rather than the executives to whom they often owe their directorship in the first place, there would be no need for proxy contests whatsoever as directors exercising due care would mediate the conflict between management’s plans and those of the Owner majority. While such mediation requires a director remaining able and willing to communicate with Owners, any director unable or unwilling to commit such time to fulfill his fiduciary duties simply should resign his directorship.
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49
In 1992, the SEC, under pressure from CalPERS et. al., revised its proxy rules to allow shareholders to communicate with each other without going through elaborate and expensive filing procedures. See Exchange Act Release No. 31326 (Regulation of Communications Among Shareholders; Oct.16, 1992), 57 Fed. Reg. 48276.

I must reiterate that Chapman Capital has absolutely no interest in obtaining Board seats at Sunterra Corporation. As noted in our recent Schedule 13D filing in another shareholder-unfriendly public company,50 we have no interest in being shackled by the membership rules of a Club Sunterra “insider”. Chapman Capital is a “Berle and Gardiner Shareholder Activist,” yearning for the ephemerally salubrious separation of management from ownership. To be honest, I begin to retch at the image of my flying into Las Vegas to attend a board meeting as a minority director outweighed by the group-think driven crew listed in the addressee section above. I have nightmares involving my sitting across from Mr. Benson as he offers me tea and biscuits just before expounding his evidence-free, “long-term” business judgment regarding the imminent “European turnaround.” I ponder why any Owner, such as CD Capital, should become fearfully compelled to have its representative serve on the Company’s board of directors - you and the rest of the Sunterra gang, according to “B&G”, are being paid cash of $41,250 - $71,000 per year,51 plus $40,000 per year of “stock-based compensation”52, to maximize (and certainly not destroy) the value of the Owners’ investments. Essentially, the Owners gave Mr. Benson a lease on Sunterra, but that lease ran out Friday, June 23, 2006, when you and the rest of the Board belatedly sent Mr. Benson home to ponder his failure as CEO. On that day, when your and Mr. Benson’s ability to point to the “long term shareholders” for support lapsed as their ownership interests were puked into a market valuing Sunterra’s shares at their immediate post bankruptcy level,53 the “two minute warning” on your career as a public company fiduciary began ticking away. I pray you do not rest peacefully at night dreaming of a world free of proxy fights. Should another shareholder determine to follow our lead, “shadow 13D” our filing, and propose an alternative slate of directors, consider your eviction notice having been served.

In conclusion, Chapman Capital, on behalf of what it believes is a majority of Sunterra’s owners, demands that the Company’s Agents consummate an auction of Sunterra Corporation. As a microcap public company forced to wade through public beach waters infested with the dorsal fins of Messrs. Sarbanes, Oxley, and Chapman, Sunterra should be able to command a massive premium (to public market) valuation as part of either a vertically or horizontally combined strategic buyer, a financial buyer capable of obtaining management accountability and performance unattainable when management knows public equity is either faceless (small, non-demanding “shareholders”) or feckless (large, “flight over fight” owners). While the sale of Sunterra at our estimated valuation may not be the lottery ticket to which Mr. Benson has become accustomed54 while at the Company, I am sure you realize that Mr. Benson has only himself to blame any prospective expiration of such options in “out of the money” form.

Sincerely,
/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

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50	On June 8, 2006, Chapman Capital filed a Schedule 13D on Carreker Corporation, a public company mismanaged with distinction by CEO Denny Carreker.
51	Source: Sunterra 2006 Proxy Statement, based on FY2005 “Compensation of Directors”.
52	Ibid.; a director who is also an employee of Sunterra does not receive additional compensation for service as a director.
53	In May 2003, Sunterra common shares traded in the range of approximately $7 to 9.
54	Due to the out-of-the-money, $15.25/share strike price on his half a million stock options, any acquisition of Sunterra below such strike price would render those particular options worthless.